UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 17, 2013

Commission File Number: 001-33858

CHINAEDU CORPORATION

(Translation of registrant’s name into English)

ChinaEdu Corporation

4th Floor-A, GeHua Building,

QinglongHutong No 1, Dongcheng District

Beijing 100007, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

CHINAEDU CORPORATION

Form 6-K

Content

The Freezing of Variable Interest Entity’s Nominee Shareholder’s Equity

According to ChinaEdu Corporation (the Company), on October 14th a search was conducted at the Beijing Administration of Industry and Commerce concerning Beijing Hongcheng Education Technology Limited, which is a variable interest entity (the “VIE”) of ChinaEdu, as part of the Company's regular review of its corporate structure. The search revealed that a 28% equity share of the VIE (the “Share”) held by Xueshan Yang, who is a nominee shareholder of Company, was frozen by Beijing’s First Intermediate People's Court (the “Court”) under a Notice to Assist in Enforcement (the “Notice”). It was held in the Notice that civil judgments regarding two loan contract disputes between the Beijing Xisi Branch of China Construction Bank Corporation and Xueshan Yang have taken effect, and pursuant to relevant regulations of Civil Procedural Law of the People’s Republic of China, the Share held by Xueshan Yang was frozen and can not be pledged, sold, transferred, deregistered or changed in any manner between April 25, 2013 and April 24, 2015. The Company contacted the Court and such fact was confirmed by the Court’s judge who filed the notice with the Beijing Administration of Industry and Commerce.

Based on information obtained by the Company, the fact that the Share had been pledged to the Company before such Notice was filed and the fact that Xueshan Yang was a nominee shareholder who had entered into a series of contractual arrangements with the Company and provided any and all the power of attorney and shareholder rights to the Company before the Notice, management does not believe the freezing of the above mentioned nominee shareholder’s equity in the VIE will cause any material impact to the operations of the Company.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 17, 2013	CHINAEDU CORPORATION

	By:	/s/ Shawn Ding
Name: Shawn Ding
Title: Chief Executive Officer

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